Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Rodrigo Esquivel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

PANAMANIAN GOVERNMENT AFFIRMS PETAQUILLA'S LAND RIGHTS IN RESPECT OF RIO BELENCILLO CONCESSION

Vancouver, BC – October 24, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces that the National Directorate of Mineral Resources of the Republic of Panama (the “National Directorate”) has issued a ruling dated October 22, 2012 with respect to the Company’s Rio Belencillo concession that the opposition petition filed by Minera Panama, S.A., a subsidiary of Inmet Mining Corporation, was not presented within the appropriate time and was without merit. The ruling states that it is a final determination and not subject to appeal. This ruling follows a similar ruling issued by the National Directorate in September 2012 regarding Inmet’s opposition petition in respect of Petaquilla’s San Juan concession.

The Rio Belencillo concession is comprised of 3,600 hectares. In its petition, Minera Panama had represented to the National Directorate that the concessions it was opposing, including the Rio Belencillo concession, were “critical areas for the development of the Cobre Panama project”. The technical report filed by Inmet on May 5, 2010 in respect of the Cobre Panama project shows a portion of the project’s southwest waste rock storage facility being located on Petaquilla’s Rio Belencillo concession.

The ruling of the National Directorate will be published on Petaquilla’s website in its entirety in Spanish, together with an English translation.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama – a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Rodrigo Esquivel
President

FOR FURTHER INFORMATION PLEASE CONTACT:

CST Phoenix Advisors
North American Toll Free: 1-800-332-6309
Banks, brokers and collect calls: 201-806-2222
Toll Free Facsimile: 1-888-509-5907
Email: inquiries@phoenixadvisorscst.com

or

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.